UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-173514; 333-165975; 333-158745; 333-150885

Expert Global Solutions, Inc.

(Exact name of registrant as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

507 Prudential Road

Horsham, Pennsylvania  19044

(215) 441-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes due 2013*

Guarantees of Floating Rate Senior Notes due 2013**

11.875% Senior Subordinated Notes due 2014*

Guarantees of 11.875% Senior Subordinated Notes due 2014**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Floating Rate Senior Notes due 2013:	0
Guarantees of Floating Rate Senior Notes due 2013:	0
11.875% Senior Subordinated Notes due 2014:	0
Guarantees of 11.875% Senior Subordinated Notes due 2014:	0

* NCO Group, Inc. is the registrant in respect of the Floating Rate Senior Notes due 2013 and the 11.875% Senior Subordinated Notes due 2014.

** Each of the additional registrants is a registrant in respect of the Guarantees of the Floating Rate Senior Notes due 2013 and the Guarantees of 11.875% Senior Subordinated Notes due 2014.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in Its Charter	Commission File Number	Address, Including Zip Code and Telephone Number Including Area Code, of Registrant Guarantor’s Principal Executive Offices
ALW Financial, Inc. f/k/a ALW Investment Company, Inc.	333-173514-42; 333-165975-32; 333-158745-29; 333-150885-10	1201 Market Street, Suite 800 Wilmington, DE 19801 1-800-220-2274
Compass International Services Corporation	333-173514-25; 333-165975-56; 333-158745-56; 333-150885-33	507 Prudential Road Horsham, PA 19044 1-800-220-2274
FCA Funding, Inc.	333-173514-43; 333-165975-33; 333-158745-31; 333-150885-12	1201 Market Street, Suite 800 Wilmington, DE 19801 1-800-220-2274
FCA Leasing, Inc.	333-173514-07; 333-165975-65; 333-158745-51; 333-150885-32	507 Prudential Road Horsham, PA 19044 1-800-220-2274
NCO Customer Management, Inc. f/k/a RMH Teleservices, Inc.	333-173514-03; 333-165975-37; 333-158745-35; 333-150885-16	507 Prudential Road Horsham, PA 19044 1-800-220-2274
NCO Financial Systems, Inc.	333-173514-02; 333-165975-38; 333-158745-36; 333-150885-17	507 Prudential Road Horsham, PA 19044 1-800-220-2274
NCO Funding, Inc.	333-173514-36; 333-165975-08; 333-158745-26; 333-150885-07	1201 Market Street, Suite 800 Wilmington, DE 19801 1-800-220-2274
NCO Group International, Inc.	333-173514-37; 333-165975-07; 333-158745-25; 333-150885-06	1201 Market Street, Suite 800 Wilmington, DE 19801 1-800-220-2274
NCO Holdings, Inc. f/k/a Management Adjustment Bureau Funding, Inc.	333-173514-41; 333-165975-31; 333-158745-28; 333-150885-09	1201 Market Street Suite 800 Wilmington, DE 19801 1-800-220-2274
NCOP/Marlin, Inc.	333-173514-44; 333-165975-42; 333-158745-40; 333-150885-21	2520 St. Rose Parkway, Suite 212 Henderson, NV 89074 1-800-220-2274
RMH Teleservices Asia Pacific, Inc.	333-173514-39; 333-165975-34; 333-158745-32; 333-150885-13	507 Prudential Road Horsham, PA 19044 1-800-220-2274
Old OSI LLC	333-173514-28; 333-165975-29; 333-158745-05; 333-150885-57	390 South Woods Mill Rd. Suite 150 Chesterfield, MO 63017 1-800-220-2274
OSI Outsourcing Services International, Inc.	333-173514-27; 333-165975-28; 333-158745-04; 333-150885-54	2520 South 170th Street PO Box 510955 New Berlin, WI 53151-0955 1-800-220-2274
OSI Recovery Solutions, Inc.	333-173514-24; 333-165975-27; 333-158745-03; 333-150885-51	2520 South 170th Street PO Box 510955 New Berlin, WI 53151-0955 1-800-220-2274
Outsourcing Solutions Inc.	333-173514-22; 333-165975-24; 333-	390 South Woods Mill Rd.

	158745-17; 333-150885-48	Suite 150 Chesterfield, MO 63017 1-800-220-2274
Pacific Software Consulting, LLC	333-173514-21; 333-165975-23; 333-158745-16; 333-150885-47	1580 South Main Street, Suite 105 PO Box 1188 Boerne, TX 78006 1-800-220-2274
Qualink, Inc.	333-173514-19; 333-165975-60; 333-158745-60; 333-150885-42	2520 South 170th Street PO Box 510955 New Berlin, WI 53151-0955 1-800-220-2274
Transworld Systems Inc.	333-173514-18; 333-165975-54; 333-158745-54; 333-150885-41	2235 Mercury Way, Suite 275 Santa Rosa, CA 95407 1-800-220-2274
Union Settlement Administrator, Inc.	333-173514-16; 333-165975-19; 333-158745-12; 333-150885-39	c/o Outsourcing Solutions, Inc. 390 South Woods Mill Rd. Suite 150 Chesterfield, MO 63017 1-800-220-2274
Union Settlement Administrator Holdco, Inc.	333-173514-17; 333-165975-20; 333-158745-13; 333-150885-40	c/o Outsourcing Solutions, Inc. 390 South Woods Mill Rd. Suite 150 Chesterfield, MO 63017 1-800-220-2274
University Accounting Service, LLC	333-173514-15; 333-165975-18; 333-158745-11; 333-150885-38	2520 South 170th Street PO Box 510955 New Berlin, WI 53151-0955 1-800-220-2274
Systems & Services Technologies, Inc.	333-173514-13; 333-165975-16; 333-158745-09; 333-150885-36	4315 Pickett Road St. Joseph, MO 64503 1-800-220-2274
Tempest Recovery Services, Inc.	333-173514-12; 333-165975-15; 333-158745-08; 333-150885-35	4315 Pickett Road St. Joseph, MO 64503 1-800-220-2274
Total Debt Management, Inc.	333-173514-10; 333-165975-10	6356 Corley Road Norcross, Georgia 30071 1-800-220-2274

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2012	EXPERT GLOBAL SOLUTIONS, INC. (F/K/A NCO GROUP, INC.)

	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Executive Vice President Corporate Strategy

Date: April 6, 2012	ALW FINANCIAL, INC.
FCA FUNDING, INC.
NCO FUNDING, INC.
NCO GROUP INTERNATIONAL, INC.
NCO HOLDINGS, INC.

	By:	/s/ Brian H. Callahan
	Name:	Brian H. Callahan
	Title:	Senior Vice President and Treasurer

Date: April 6, 2012	COMPASS INTERNATIONAL SERVICES CORPORATION
NCO CUSTOMER MANAGEMENT, INC.
NCO FINANCIAL SYSTEMS, INC.
OLD OSI LLC
OSI OUTSOURCING SERVICES INTERNATIONAL, INC.
OSI RECOVERY SOLUTIONS, INC.
OUTSOURCING SOLUTIONS, INC.
PACIFIC SOFTWARE CONSULTING, LLC
QUALINK, INC.
RMH TELESERVICES ASIA PACIFIC, INC.
SYSTEMS & SERVICES TECHNOLOGIES, INC.
TRANSWORLD SYSTEMS, INC.
TEMPEST RECOVERY SERVICES, INC.
TOTAL DEBT MANAGEMENT, INC.
UNION SETTLEMENT ADMINISTRATOR, INC.
UNION SETTLEMENT ADMINISTRATOR HOLDCO, INC.
UNIVERSITY ACCOUNTING SERVICE, LLC

	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Chief Executive Officer, President, Chief Financial Officer and Treasurer

Date: April 6, 2012	FCA LEASING, INC.

	By:	/s/ John R. Schwab
	Name:	John R. Schwab
	Title:	Assistant Secretary

Date: April 6, 2012	NCOP/MARLIN, INC.

	By:	/s/ Joshua Gindin
	Name:	Joshua Gindin
	Title:	President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.